UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

       Dreyfus Massachusetts Intermediate Municipal Bond Fund
       200 Park Avenue
       New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
       form is being filed for all series and classes of securities of the issuer, check the
       box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-6644

       Securities Act File Number: 33-47346

4(a). Last day of fiscal year for which this notice is filed:

          March 31, 2005

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
       the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

5.   Calculation of registration fee:

       (I)   Aggregate sale price of securities sold during the $ 10,608,361
             fiscal year pursuant to section 24(f):   --------------

       (ii) Aggregate price of securities redeemed or $ 20,300,308
             repurchased during the fiscal year: --------------

       (iii) Aggregate price of securities redeemed or $ 29,530,135
             repurchased during any PRIOR fiscal year ending no --------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees payable
             to the Commission:

       (iv) Total available redemption credits [add Items 5(ii)   -$49,830,443
             and 5(iii):   -------------

       (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ -0-
             [subtract Item 5(iv) from Item 5(i)]:   --------------

       (vi) Redemption credits available for use in future $ (39,222,082)
             years -- if Item 5(i) is less than Item 5(iv)   --------------
             [subtract Item 5(iv) from Item 5(I)]:

        (vii)   Multiplier for determining registration fee (See   x   .0001177
                Instruction C.9):   -------------

        (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0.00
                5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: 0. If there is a number of shares or other units that were
        registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for
        which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                                                       +$ N/A
                                                                             ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
                                                                       =$ 0.00
                                                                             =============

9.   Date the registration fee and interest payment was sent to the Commission's lockbox
        depository:

        Method of Delivery:

                    [X] Wire Transfer
                    [   ] Mail or other means

                              SIGNATURES

        This report has been signed below by the following person on behalf of the issuer and
        in the capacity and on the date indicated.

        By (Signature and Title)*   /s/ John B. Hammalian
                                       _____
                                       John B. Hammalian, Secretary

        Date: 05/12/05

* Please print the name and title of the signing officer below the signature.